Ibis Technology Corporation

           September 2, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn:	Angela Crane
Branch Chief

Re:	Ibis Technology Corporation
Response to Comment Letter dated August 25, 2008
Regarding Form 10-K for the Fiscal Year Ended December 31, 2007
Filed May 28, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2008
File No. 000-23150

Ladies and Gentlemen:

On behalf of Ibis Technology Corporation (“Ibis” or the “Company”), I hereby submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated August 25, 2008 (the “Comment Letter”).  The Comment Letter relates to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), which was filed with the Commission on May 28, 2008 and the Company’s Form 10-Q for the fiscal quarter ended June 30, 2008 (the “Form 10-Q”), which was filed with the Commission on August 14, 2008, File No. 000-23150.  Amendment No. 1 to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2008 and Amendment No. 2 to the Company’s Form 10-Q for the fiscal quarter ended March 31, 2008 (together, the “Amendments”) were filed on August 29, 2008.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 8.  Financial Statements and Supplementary Data, page 39

Note 2 Summary of Significant Accounting Policies, page 45

(k) Share-based Compensation, page 47

1.                                       We see that you have disclosed the amount of share-based compensation expense recognized under SFAS 123R on a per share basis for the years ended December 31, 2007 and 2006.  We note that paragraph 84 of SFAS 123R permits the per-share disclosure of the effects of adoption of SFAS 123R only in the year of adoption.  Accordingly, please revise future filings to no longer disclose the per share effect of share-based compensation.

In accordance with SFAS 123R, the Company will no longer disclose the per share effect of share-based compensation in future filings.

Form 10-Q for the Fiscal Quarter ended June 30, 2008

Exhibit 31

2.                                       We see that you have included management’s report on internal control over financial reporting as required by Item 308T(a) of Regulation S-X in your form 10-K.  As such, your Section 302 certifications included with your Form 10-Q are required to include the introductory language in paragraph 4 that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company.  Please file an amendment to the Form 10-Q to include certifications that include the required language.  You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.  Please also apply this comment to your Form 10-Q for the fiscal quarter ended March 31, 2008.

In response to the Staff’s comment, the Company filed the Amendments on August 29, 2008 to include the inadvertently omitted introductory language to paragraph 4 of the Section 302 certifications.  In accordance with the Staff’s comment, each Amendment consisted of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

*   *   *   *   *   *   *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company acknowledges that the Division of Enforcement of the Commission has access to all information provided to the staff of the Division of Corporation Finance in connection with the filing.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (978) 539-2228.

Sincerely,

/s/ William J. Schmidt
William J. Schmidt
Chief Financial Officer

cc:           Martin J. Reid, President and Chief Executive Officer

                Lawrence H. Gennari, Counsel